Exhibit 99.2
August 3, 2010
For Immediate Release
Company Name: JX Holdings, Inc.
Name of Representative: Mitsunori Takahagi,
Representative Director, President
Code No. 5020, First Sections of the Tokyo Stock
Exchange, Osaka Securities Exchange, and Nagoya
Stock Exchange
Direct your queries to: Masayoshi Yamamoto,
Group Manager, Investor Relations Group,
Finance & Investor Relations Department
(Tel: +81-3-6275-5009)
Notification Regarding Confirmation of Special Income (Gain on Negative Goodwill)
JX Holdings, Inc. (the “Company”) publicly announced on April 1, 2010, in its “Notification with Respect to Forecasts of Business Results for the Fiscal Year Ending March 31, 2011” that it expected 180.0 billion yen in negative goodwill to occur in association with the business integration, and that it was determining the market values of assets and liabilities. As the amount of negative goodwill has been determined, the Company would like to provide notice as follows:
1.	Amount of Negative Goodwill

226.5 billion yen
2.	Cause of the Special Income

The Company was established as the holding company for Nippon Oil Corporation and Nippon Mining Holdings, Inc., pursuant to a share transfer effective April 1, 2010. In this share transfer, “Accounting Standard for Business Combinations (ASBJ Statement No. 21, revised December 26, 2008)” has been applied. As the market value of the acquired company Nippon Mining Holdings, Inc. was 659.9 billion yen and exceeded the purchase price of 433.4 billion yen, the difference has been recognized as negative goodwill.

3.	Accounting Treatment (Consolidated Financial Statements Only)

Negative goodwill was recorded in special income (gain on negative goodwill) in the first quarter of the fiscal year ending March 31, 2011.

4.	Impact on Forecast of Business Results

The gain on negative goodwill is factored into the forecasts of business results for the second quarter cumulative period in “3. Forecasts of Consolidated Business Results in Fiscal 2010 (from

April 1, 2010 to March 31, 2011)” of “Consolidated Financial Results for the First Quarter of Fiscal 2010” announced today (August 3, 2010).

No adjustment is made to the full year forecast of consolidated business results due to uncertainty over trends in crude oil prices, metal prices, and exchange rates. The full year forecast of consolidated business results is expected to be revised at the time of announcement of the second quarter financial results.
(End of Document)

Cautionary Statement Regarding Forward-Looking Statements
This notice contains certain forward-looking statements. These forward-looking statements may be identifies by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans, or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources, and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions.